

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 31, 2010

Steven R. Lacy, Esq.
Senior Vice President, Administration, General Counsel, and Secretary
Koppers Holdings Inc.
436 Seventh Avenue
Pittsburgh, PA 15219

>   **Re: Koppers Inc.**
>   **Registration Statement on Form S-4/A**
>   **Filed March 26, 2010**
>   **File No. 333-165108**

Dear Mr. Lacy:

We reviewed the above-captioned filing filing and have the comment below.

<u>General</u>

1. Refer to comment one of our letter dated March 17, 2010. You must include all of the supplemental representations from the Morgan Stanley & Co., Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993) interpretive letters. With respect to any broker-dealer that participates in the exchange offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each broker-dealer must confirm that it has not entered into any arrangement or understanding with you or an affiliate to distribute the exchange securities. Please revise.

*   *   *

As appropriate, please amend your registration statement in response to the comment. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and response to our comment.

Steven Lacy
March 31, 2010
Page 2

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (412) 288-3063
Robert K. Morris, Esq.
Hannah T. Frank, Esq.
Reed Smith LLP